Exhibit 99.1

FOR IMMEDIATE RELEASE

RADCOM Appoints Hod Cohen as Chief Financial Officer

TEL AVIV, Israel – October 30, 2025 − RADCOM Ltd. (Nasdaq: RDCM), a leading provider of cloud-native service assurance solutions, announced today the appointment of Hod Cohen as Chief Financial Officer, effective January 11, 2026. Mr. Cohen is an accomplished finance executive with extensive public company experience in the telecom industry. He will succeed Hadar Rahav, who is leaving the company amicably to pursue new opportunities and will remain in an advisory capacity through the first quarter of 2026 to ensure a smooth transition.

Mr. Cohen brings two decades of financial leadership experience and a proven track record in leading global finance organizations, strategic planning, and M&A execution. Prior to joining RADCOM, he served as Head of the Global Business Finance Group at Amdocs Limited (Nasdaq: DOX), where he played a key role in shaping the company’s financial and strategic direction, driving growth across new customers and markets, and leading commercial negotiations with major global operators. Earlier in his career, he held senior finance roles at Amdocs, including Head of Finance for APAC & EMEA and M&A Finance Lead where he played a key role in the successful acquisition of several companies.

“Hod’s appointment reflects our continued focus on winning new customers and strategically expanding our business,” said Benny Eppstein, RADCOM’s Chief Executive Officer. “He brings deep financial expertise and a history of driving results that will be invaluable as we advance our growth plans and continue building long-term value for shareholders.”

“RADCOM is well positioned for continued growth, built on strong technology and trusted partnerships with leading operators worldwide,” said Mr. Cohen. “I look forward to partnering with Benny and the entire leadership team to execute our strategic plans, enhance financial performance, and support RADCOM’s next phase of expansion.”

Eppstein added, “On behalf of the entire company, I would like to thank Hadar for her outstanding leadership and significant contributions to RADCOM over the past several years. Her financial acumen and commitment to operational excellence helped guide the company through a period of consistent growth where we achieved record revenues and a successful transition to profitability. Hadar has been an exceptional partner during my first year as CEO, and the foundation she helped establish positions us well for the next phase of execution. We wish her continued success in her future endeavors.”

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For all investor inquiries, please contact:

Investor Relations:

Rob Fink or Joey Delahoussaye

FNK IR

rdcm@fnkir.com

646-809-4048/312-809-1087

Company Contact:

Hadar Rahav

CFO

+972-77-7745062

hadar.rahav@radcom.com

About RADCOM

RADCOM (Nasdaq: RDCM) is a leading provider of advanced, intelligent assurance solutions with integrated AI Operations (AIOps) capabilities. Its flagship platform, RADCOM ACE, harnesses AI-driven analytics and generative AI (GenAI) to improve customer experiences. From lab testing to full-scale deployment, RADCOM utilizes cutting-edge networking technologies to capture and analyze real-time data. Its advanced 5G portfolio delivers end-to-end network observability—from the radio access network (RAN) to the core.

Designed to be open, vendor-neutral, and cloud-agnostic, RADCOM’s solutions drive next-generation network automation, optimization, and efficiency. By leveraging AI-powered intelligence, RADCOM reduces operational costs, enables predictive customer insights, and seamlessly integrates with business support systems (BSS), operations support systems (OSS), and service management platforms. Offering a complete, real-time view of mobile and fixed networks, through powerful, data-driven analytics, RADCOM empowers telecom operators to ensure exceptional service quality, enhance user experiences, and build customer-centric networks.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “‘believe,” “may,” “might,” ” potential,” “anticipate,” “plan” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses enhancing financial performance, strategically expanding its business, growth plans, winning new customers, and building long-term value for its shareholders, it is using forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance, or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company’s products, inability to timely develop and introduce new technologies, products, and applications, loss of market share and pressure on prices resulting from competition and the effects of the war in Israel. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.